DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

RECEIVED

2007 FEB 22 A 11:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

January 22, 2007

07021253

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 22 January 2007 – Vice President Strategic Alliances & General Counsel Strengthens Option's Executive Management Team (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Enclosures

cc: Frederic Convent, CFO (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

1475298

EXHIBIT 1

OPTION
WIRELESS TECHNOLOGY

VICE PRESIDENT STRATEGIC ALLIANCES & GENERAL COUNSEL STRENGTHENS OPTION'S EXECUTIVE MANAGEMENT TEAM

Leuven, Belgium - January 22 2007 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that Patrick Hofkens has joined Option as its Vice President Strategic Alliances & General Counsel. Patrick Hofkens reports directly to Option's CEO, Jan Callewaert.

Hofkens, who holds a Master Degree in Law from the Catholic University of Louvain and a Master Degree in Corporate Law from the Catholic Universities of Brussels and Louvain, was previously Senior Legal Counsel for the Borealis Group, a petrochemical company with interests in Europe, Brazil and the US. Before that he worked for the international law firm Loyens & Loeff with offices in the Benelux and in the major financial centers worldwide. Patrick returns to Option having previously served as General Counsel to the company from April 1998 until end December 2002.

In his new role at Option, Patrick Hofkens will lead the development of strategic alliances and, as head of the legal department, provide general legal counsel to the Executive Management Team on all business matters. He will also act as Corporate Secretary to the Board of Directors.

"Alliances will be an important part to Option's further success in leading the burgeoning wireless broadband opportunities worldwide," said Jan Callewaert, CEO of Option. "The experience and expertise that Patrick brings from his senior role within a major international group and international law firm, combined with his existing knowledge of the inner workings of Option, will further strengthen our Executive Management Team."

About Option:

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden), an ISO 9002 production engineering and logistics facility in Cork, Ireland. Option also has sales & support operations in the US, Japan and Taiwan. For more information please visit www.option.com

For more information please contact:
Jan Callewaert, CEO or Frederic Convent, CFO
Tel + 32 (0) 16 317 471, E-mail: investor@option.com

END